P.E. 2/1/02

02016098

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of February 2002

Husky Energy Inc.

(Translation of registrant's name into English)

707 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

On February 19, 2002, Husky Energy Inc. announced that it was in discussions with PetroChina and other parties in respect of potential transactions. The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By: ______________________
Neil D. McGee
Vice President, Chief
Financial Officer

By: ______________________
James D. Girgulis
Vice President, Legal &
Corporate Secretary

Date: February 20, 2002

Husky Energy

News Release

February 19, 2002 – For Immediate Release

HUSKY ENERGY INC.

(Calgary, Alberta) As requested by The Toronto Stock Exchange (TSE), Husky Energy Inc. confirms that it has had discussions with PetroChina and other parties in respect of potential transactions. These discussions are part of Husky's commitment to enhance shareholder value. There can be no assurances that any transaction will occur.

Husky Energy is a Canadian based integrated energy and energy related company headquartered in Calgary, Alberta. Husky Energy is publicly traded on The Toronto Stock Exchange under the symbol HSE.

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For further information please contact:

Richard M. Alexander
Vice President, Investor Relations
& Corporate Communications
Husky Energy
(403) 298-6952

Michael Lawrence
Senior Communications Advisor
Corporate Communications
Husky Energy
(403) 298-6587